UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2015

Guadalajara, Jalisco, Mexico, April 23, 2015 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) reported its consolidated results for the first quarter ended March 31, 2015. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of 1Q15 vs. 1Q14:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 137.3 million, or 10.1%. Total revenues increased 21.6%, or Ps. 310.0 million.

•      Cost of services increased Ps. 29.3 million, or 11.1%, compared to 1Q14.

•      Operating income increased Ps. 104.1 million, or 13.8%.

•      EBITDA1 increased Ps. 114.7 million, or 11.7%, in 1Q15 compared to 1Q14. EBITDA margin (excluding the effects of IFRIC 12) increased from 72.2% in 1Q14 to 73.3% in 1Q15.

•	Net income and comprehensive income increased by Ps. 18.4 million, or 2.8%.

For more information please visit www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

Operating Results

During the first quarter of 2015, total terminal passengers increased by 241.3 thousand passengers, representing a 3.8% increase compared to the same period of 2014. Domestic passenger traffic increased by 149.1 thousand passengers, while international passenger traffic increased by 92.2 thousand passengers.

Total passenger traffic growth during the first quarter of 2015 was mainly driven by increases at the Puerto Vallarta (15.6%), Guadalajara (6.2%) and Guanajuato (19.7%) airports, where traffic increased by 157.2 thousand, 127.9 thousand, and 53.0 thousand passengers, respectively. It is important to mention the opening of the following routes during 1Q15:

Domestic:

International:

[1] We present certain non-GAAP financial performance measures such as EBITDA and EBITDA Margin, which are not recognized terms under Mexican GAAP or IFRS. EBITDA should not be considered as an alternative to net income as a measure of operating performance or to cash flows as a measure of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

GAP First Quarter 2015 Report	Page 2 of 16

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP First Quarter 2015 Report	Page 3 of 16

Total Terminal Passengers (in thousands):

GAP First Quarter 2015 Report	Page 4 of 16

Consolidated Results for 1Q15

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 15.2450 per U.S. dollar (noon buying rate on March 31, 2015, as published by the Board of Governors of the Federal Reserve).

GAP First Quarter 2015 Report	Page 5 of 16

Revenues (1Q15 vs 1Q14)

•	Aeronautical revenues increased Ps. 99.8 million, or 9.9%.
•	Non-aeronautical revenues increased Ps. 37.5 million, or 10.8%.
•	Revenues from improvements to concession assets increased Ps. 172.6 million, or 221.8%.
•	Total revenues increased Ps. 310.0 million, or 21.6%.

-	Aeronautical revenues increased by Ps. 99.8 million, or 9.9%, in 1Q15, mainly due to an increase of Ps. 86.3 million in revenues from passenger charges, as a result of the 3.8% growth in total passenger traffic during 1Q15.

-	Non-aeronautical revenues increased Ps. 37.5 million, or 10.8%, in 1Q15 compared to 1Q14. Revenues from business lines operated by third parties increased Ps. 18.0 million, or 8.6%, primarily due to revenues from duty-free stores, ground transportation, car rental companies, time shares as well as food and beverage, which jointly contributed an increase of Ps. 23.1 million, or 17.2%. This increase was partially offset by a decline of Ps. 7.7 million, or 70.6% in other commercial revenues, mainly due to consideration paid upon the assignment of new commercial agreements in 1Q14 totaling Ps. 6.9 million, which did not recur in 1Q15. Revenues from business lines directly operated by the Company increased by Ps. 13.0 million, or 13.2%, mainly due to an increase in revenues from convenience stores of Ps. 8.0 million, or 79.6%, from the opening of new stores in several of GAP’s airports.

GAP First Quarter 2015 Report	Page 6 of 16

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) increased Ps. 172.6 million, or 221.8%, due to the fact that 2015 marks the beginning of the new Master Development Program for the 2015-2019 period and the investment amounts represent the highest committed investment amounts for the Company to date.

Total operating expenses in 1Q15 increased Ps. 205.9 million, or 30.4%, compared to 1Q14, due to the following factors:

➢ Cost of services increased Ps. 29.3 million, or 11.1%, in 1Q15 compared to 1Q14, primarily due to:

-	Other operating expenses for 1Q15 increased Ps. 9.2 million, or 17.4%, due to an increase in professional services fees of Ps. 5.6 million, in addition to an increase of Ps. 3.2 million in supplies for convenience stores, among others.

-	Maintenance costs for 1Q15 increased Ps. 9.0 million, or 22.4% compared to 1Q14, due mainly to maintenance of checked baggage inspection equipment, CUTE systems and environmental systems, as well as maintenance and materials for terminals, platforms and airport runways.

-	Employee costs increased Ps. 7.6 million, or 8.2%, compared to 1Q14, mainly due to severance payments.

-	Safety, security and insurance costs for 1Q15 increased Ps. 3.4 million, or 7.3%, compared to 1Q14 due to the contracting of additional third-party personnel and the higher cost of services.

➢ Cost of improvements to concession assets (IFRIC 12) increased by Ps. 172.6 million, or 221.8%, during 1Q15.

Operating margin for 1Q15 decreased 340 basis points, from 52.7% in 1Q14 to 49.3% in 1Q15. Operating margin, excluding the effects of IFRIC 12, increased 190 basis points, from 55.7% to 57.6% in 1Q15. The nominal value of operating income increased Ps. 104.1 million, or 13.8%.

EBITDA margin for 1Q15 decreased 560 basis points, from 68.3% in 1Q14 to 62.7% in 1Q15. EBITDA margin, excluding the effects of IFRIC 12, increased 110 basis points, from 72.2% in 1Q14 to 73.3% in 1Q15. The nominal value of EBITDA increased Ps. 114.7 million, or 11.7%.

Finance income decreased Ps. 22.8 million, from an income of Ps. 14.6 million in 1Q14 to an expense of Ps. 8.1 million in 1Q15. This decrease was mainly due to: i) Ps. 15.7 million in interest payments due to the issuance of Bond Certificates in February 2015, ii) a decrease of Ps. 6.5 million in interest gain, derived from a lower 28-day Mexican treasury rate (CETES), which went from 3.16% in 1Q14 to 2.84% in 1Q15, iii) these effects were offset by the benefit of a decrease in interest due on bank loans of Ps. 6.1 million, as a result of the loan pre-payments made in January and February 2015 and the decline in financing interest rates. Additionally, in 1Q15 the Company registered a decline in the net foreign exchange gain of Ps. 4.7 million, from Ps. 5.7 million in 1Q14 to Ps. 1.0 million in 1Q15.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

GAP First Quarter 2015 Report	Page 7 of 16

Net income and comprehensive income increased in 1Q15 by Ps. 18.4 million, or 2.8% compared to 1Q14. Earnings before income taxes increased Ps. 81.3 million, or 10.6%. Income taxes increased Ps. 62.9 million in 1Q15 compared to 1Q14, primarily due to the fact that deferred income taxes were Ps. 91.8 million higher in 1Q14 than in 1Q15, as a result of a higher inflation rate in 1Q14 compared to 1Q15, therefore resulting in an increased expense in 1Q14.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport. The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company satisfactorily complied in 2013. The SCT will review 2014 compliance during the second quarter of 2015. Regulated revenues for the January-March 2015 period were Ps. 1,108.8 million, resulting from average aeronautical revenues of Ps. 157.9 per WLU. Regulated revenues accounted for 63.6% of total revenues and 74.3% of the sum of aeronautical and non-aeronautical revenues.

Statement of Financial Position

As of March 31, 2015, the Company had a balance of cash and cash equivalents of Ps. 3,193.5 million. The Company’s principal assets as of March 31, 2015 consisted of the net balance of the airport concessions’ value, equal to Ps. 9,540.3 million, rights to use the airport facilities equal to Ps. 1,142.9 million and improvements to concession assets, machinery, equipment and leased buildings and advanced payments to suppliers, equal to a combined Ps. 6,052.6 million. These balances represented approximately 36.6%, 4.4% and 23.2% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 85.7 million as of March 31, 2015 as compared to the same period in the prior year. This increase was primarily due to the fact that the accounting values of the airport concession assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. This factor resulted in an increase of deferred income tax.

CAPEX

During the period of January to March 2015, the Company invested Ps. 292.2 million in capital expenditures, mainly for investments carried out during the period of January to March 2015, as well for investments for which payment was pending at 2014 year-end, in accordance with IAS 7 “Statement of Cash Flows”.

GAP First Quarter 2015 Report	Page 8 of 16

Bond Certificates (Certificados Bursátiles) in the Mexican Market

At the date of this report, the Company has paid the first two interest payments on its bond certificates, issued under the ticker symbol “GAP-15”, which has monthly principal payments due at a variable rate of TIIE-28 plus 24 basis points.

Recent Events

On April 20, 2015 the Company completed a transaction with Spanish company Abertis Airports, S.A. (“Abertis”) for the acquisition of 100% of the shares of Spanish company Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”). The acquisition is the result of a confidential bidding process among various participants. The total payment for the transaction was US$ 190.8 million.

DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport (“MBJ”) in Montego Bay in Jamaica. Vantage Airport Group Limited (“Vantage”) holds the remaining 25.5%. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years from April 3, 2003. Vantage Airport Group Limited (“Vantage”) holds the remaining 25.5%.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (“SCL”), which is the operator of the international terminal in Santiago, Chile until September 30, 2015.

GAP financed 100% of the acquisition via bridge loans with external resources provided by Scotiabank Inverlat and BBVA Bancomer, which will be substituted with short and long-term loans.

GAP First Quarter 2015 Report	Page 9 of 16

Changes to Accounting Policies

The following new accounting standards will become effective in the coming fiscal years:

Accounting Standard	Effective
IFRS 14, Regulatory Deferral Accounts	Jan-1-2016
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations
Amendment to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	Jan-1-2016
Amendment to IAS 16 and IAS 41, Agriculture: Bearer Plants	Jan-1-2016
IFRS 15, Revenue from Contracts with Customers	Jan-1-2017
IFRS 9, Financial Instruments	Jan-1-2018

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP First Quarter 2015 Report	Page 10 of 16

Exhibit A: Operating results by airport (in thousands of pesos):

GAP First Quarter 2015 Report	Page 11 of 16

Exhibit A: Operating results by airport (in thousands of pesos) - continued:

GAP First Quarter 2015 Report	Page 12 of 16

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

GAP First Quarter 2015 Report	Page 13 of 16

Exhibit C: Consolidated statement of Cash Flows (in thousands of pesos):

1Q14	1Q15	Change
Cash flows from operating activities:			
Consolidated net income	649,446	667,886	2.8%
Postemployment benefit costs	2,866	3,097	8.1%
Bad debt expense	3,252	(376)	(111.6%)
Depreciation and amortization	223,366	233,988	4.8%
Interest expense	18,862	24,901	32.0%
Net loss on derivative financial instruments	340	-	(100.0%)
Income tax expense	120,105	182,998	52.4%
	1,018,237	**1,112,494**	**9.3%**
Changes in working capital:			
(Increase) Decrease in			
Trade accounts receivable	(121,432)	(147,031)	21.1%
Financial Instruments held for trading purposes	410,433	-	(100.0%)
Recoverable tax on assets and other assets	(82,223)	(8,571)	(89.6%)
Increase (Decrease) in			
Concession taxes payable	7,066	(16,767)	(337.3%)
Accounts payable	69,326	304,650	339.4%
Cash generated by operating activities	**1,301,408**	**1,244,775**	**(4.4%)**
Income taxes paid	(170,555)	(210,454)	23.4%
Net cash flows provided by operating activities	**1,130,853**	**1,034,321**	**(8.5%)**
Cash flows from investing activities:			
Machinery, equipment and improvements to concession assets	(144,552)	(277,623)	92.1%
Cash flows from sales of machinery and equipment	-	200	100.0%
Other investing activities	(1,517)	(14,825)	877.0%
Net cash used by investment activities	**(146,069)**	**(292,248)**	**100.1%**
Cash flows from financing activities:			
Long-term bond certificates	-	2,600,000	100.0%
Proceeds from bank loans	74,382	1,011,000	1259.2%
Payments on bank loans	(341,539)	(2,730,474)	699.5%
Repurchase of shares	(69,340)	-	(100.0%)
Interest paid on bank loans	(26,592)	(24,601)	(7.5%)
Net cash from financing activities	**(363,088)**	**855,925**	**(335.7%)**
Net increase in cash and cash equivalents	621,696	1,597,998	157.0%
Cash and cash equivalents at beginning of year	2,168,187	1,595,502	(26.4%)
Cash and cash equivalents at the end of year	**2,789,884**	**3,193,500**	**14.5%**

GAP First Quarter 2015 Report	Page 14 of 16

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

GAP First Quarter 2015 Report	Page 15 of 16

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under common stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other operating data (in thousands of pesos):

WLU – Workload units represent passenger traffic plus units (1 cargo unit = 100 kilograms of cargo).

* * *

GAP First Quarter 2015 Report	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: April 23, 2015